Exhibit (a)(1)

April [•], 2011

Re: Cornerstone Core Properties REIT, Inc. Tender Offer from MacKenzie Patterson Fuller, LP

Dear Cornerstone Core Properties Stockholder:

On March 23, 2011, MacKenzie Patterson Fuller, LP (“MacKenzie”) offered to purchase your shares of stock in Cornerstone Core Properties REIT, Inc. (“Cornerstone”) at a price of $1.00 per share. The offer is limited to 2 million shares or approximately 8.7% of our outstanding stock.

You should be aware that Cornerstone is not in any way affiliated with MacKenzie, and we believe this offer is not in the best interest of our stockholders. After carefully evaluating the offer and consulting with our management and outside advisors, the Cornerstone Board of Directors unanimously recommends that you reject MacKenzie’s offer and not tender your shares.

The enclosed document is a copy of the Schedule 14D-9, which we filed with the SEC in response to MacKenzie’s offer. Please take time to read it before making your decision. The Schedule 14D-9 will give you a more detailed description of the reasons why we believe strongly that the offer is not in stockholders’ best interest:

•	We believe that the offer is for less than the current and potential long-term value of Cornerstone’s shares.

•
Given the timing of the offer and the offer price, we believe that it represents an opportunistic attempt by MacKenzie to purchase at a low price and make a profit. As a result, stockholders who tender their shares would be deprived of the potential opportunity to realize the full long-term value of their investment in Cornerstone.

•
The Board of Directors believes that the current value per share of Cornerstone is in excess of the offer price. While current market conditions may have a negative impact on the values of the Cornerstone properties, the Board of Directors believes that the Company’s value per share is considerably above the offer price of $1.00 per share.

In summary, we believe that you should view MacKenzie as an opportunistic purchaser that is attempting to acquire your shares in order to make a profit and, as a result, deprive you of the potential long-term value of your shares.

Should you have any questions about this tender offer or other matters, please contact Investor Relations at 877-805-3333 or via e-mail at InvestorRelations@crefunds.com.

We appreciate your trust in Cornerstone and its Board of Directors. We encourage you to follow the Board of Directors’ recommendation and not tender your shares to MacKenzie.

Sincerely,

/s/ Terry G. Roussel

Terry G. Roussel
Chairman of the Board of Directors
Cornerstone Core Properties REIT, Inc.

cc: Financial Advisors